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                                    UNITED STATES
                               SECURITIES AND EXCHANGE
                                      COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)*


                             Secure Computing Corporation
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                                   (Name of Issuer)

                        Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      813705100
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                                    (CUSIP Number)

                                    Mark A. Sides
                                 Faegre & Benson LLP
                                 2200 Norwest Center
                                 90 South 7th Street
                             Minneapolis, Minnesota 55402
                                    (612)336-3000
--------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                   January 13, 1997
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                     SCHEDULE 13D
CUSIP NO.     813705100                                    PAGE  2 OF  6 PAGES
                                                                ---   ---

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1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Working Ventures Canadian Fund Inc.  No I.R.S. Identification No.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                     (b)  / /

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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
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                                      7     SOLE VOTING POWER
                NUMBER OF
                                            799,468 shares (including right
                SHARES                      to acquire 6,250)
                                    --------------------------------------------
             BENEFICIALLY             8     SHARED VOTING POWER

               OWNED BY                          0 shares

                   EACH             --------------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                REPORTING                        799,468 shares (including
                                                 right to acquire 6,250)
                PERSON
                                    --------------------------------------------
                 WITH                10     SHARED DISPOSITIVE POWER

                                                 0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                                       799,468 shares

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.2%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*     CO

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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

    The class of security to which this statement relates is the Common Stock, par value $.01 per share, of Secure Computing Corporation. The name and address of the principal executive offices of the issuer of such securities are Secure Computing Corporation, 2675 Long Lake Road, Roseville, Minnesota 55113.

ITEM 2.  IDENTITY AND BACKGROUND

    a.) and b.)    The names and business addresses of the persons filing this statement are as follows:

Working Ventures Canadian Fund Inc.              Dr. Lloyd I. Barber
250 Bloor Street East, Suite 1600                c/o President's Office
Toronto, Ontario                                 University of Regina
CANADA  M4W 1E6                                  Room 514, Administration Humanities Bldg.
                                                 Regina, Saskatchewan
                                                 CANADA  S4S 0A2

James A. McCambly                                James Biddle
Working Ventures Canadian Fund Inc.              10665-158A Street
250 Bloor Street East, Suite 1600                Surrey, B.C.
Toronto, Ontario                                 CANADA  V4N 3J1
CANADA  M4W 1E6

Ronald A. Begg                                   Andre Chartrand
Working Ventures Canadian Fund Inc.              International Assoc. of Heat and Frost
250 Bloor Street East, Suite 1600                Insulators and Asbestos Workers
Toronto, Ontario                                 3585 rue Diane
CANADA  M4W 1E6                                  Terrebonne, Quebec
                                                 CANADA J6Y 1A2

Ronald J. Cannata                                John E. Cole
Working Ventures Canadian Fund Inc.              International Brotherhood of Electrical
250 Bloor Street East, Suite 1600                Workers
Toronto, Ontario                                 138 Neill Street
CANADA  M4W 1E6                                  Fredericton, New Brunswick
                                                 E3A 2Z6

James W. Hall                                    Dr. Wendy K. Dobson
Working Ventures Canadian Fund                   Centre for International Business
250 Bloor Street East, Suite 1600                Faculty of Management, University of Toronto
Toronto, Ontario                                 Joseph L. Rotman Centre for Management
CANADA  M4W 1E6                                  105 St. George Street
                                                 Toronto, Ontario
                                                 CANADA  M5S 3E6

Julia E. Makepeace                               A. George Fells
Working Ventures Canadian Fund Inc.              35 Nanton Avenue
250 Bloor Street East, Suite 1600                Toronto, Ontario
Toronto, Ontario                                 CANADA M4W 2Y8
CANADA  M4W 1E6

                                                 Michel A. Grenier
                                                 United Association of Journeymen and
                                                 Apprentices of the Plumbing and Pipe Fitting
                                                 Industry
                                                 P.O. Box 220
                                                 Aylmer, Quebec
                                                 CANADA  J9H 5E5




Richard C. Albright                              R. Geoffrey P. Styles
International Brotherhood of Boilermakers,       Royal Bank Plaza
Iron Shipbuilders, Blacksmiths, Forgers          South Tower, Suite 3115
and Helpers                                      Toronto, Ontario
17205 - 106A Avenue, Suite 206                   CANADA  M5J 2J5
Edmonton, Alberta
CANADA  T5S 1M7

Robert W. Luba                                   Peter E. Verrege
Luba Financial Inc.                              International Union of Elevator Constructors
121 King Street West, Suite 2525                 108 Teal Avenue
Toronto, Ontario                                 Stoney Creek, Ontario
CANADA  M5H 3T9                                  CANADA  L8E 3B4


    c.) Working Ventures Canadian Fund Inc. ("Working Ventures"), is a publicly offered venture capital corporation incorporated under the laws of Canada, which is sponsored by the Canadian Federation of Labour, a federation of Canadian labor unions. James A. McCambly, whose address is listed in b. above, is the Chairman and a Director of Working Ventures and is the President of the Canadian Federation of Labour, a federation of Canadian labor unions, whose address is 107 Sparks Street, Suite 300, Ottawa, Ontario, Canada K1P 5B5.
Ronald A. Begg is the President and a Director of Working Ventures. Ronald J. Cannata is the Senior Vice-President, Administration and Treasurer of Working Ventures. James W. Hall is the Senior Vice-President, Investments of Working Ventures. Julie E. Makepeace is the Senior-Vice-President, Marketing of Working Ventures. Richard C. Albright, a Director of Working Ventures, is the International Vice-President of the International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers, a labor union, whose address is listed under Mr. Albright's name in b. above. Dr. Lloyd I. Barber, a Director of Working Ventures, is the President Emeritus of the University of Regina, Saskatchewan, Canada, a university, whose address is listed under Mr. Barber's name in b. above. James Biddle, a Director of Working Ventures, is retired. Andre Chartrand, a Director of Working Ventures, is the International Vice-President for Eastern Canada of the Heat & Frost Insulators and Asbestos Workers, a labor union whose address is listed under Mr. Chartrand's name in b. above. John E. Cole, a Director of Working Ventures, is the Business Manager of the International Brotherhood of the Electrical Workers, Local Union 2309, a labor union whose address is listed under Mr. Cole's name in b. above. Dr. Wendy K. Dobson, a Director of Working Ventures, is a Professor and the Director of the Centre for International Business at the University of Toronto, Toronto, Canada, a university whose address is listed under Ms. Dobson's name in b. above. A. George Fells, a Director of Working Ventures, is the President of A. George Fells Consulting Inc., a venture capital and business development consulting firm whose address is listed under Mr. Fells' name in b. above. Michel A. Grenier, a Director of Working Ventures, is the International Representative of the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, a labor union whose address is listed under Mr. Grenier's name in b. above. Robert W. Luba, a Director of Working Ventures, is the President of Luba Financial Inc., a merchant bank whose address is listed under Mr. Luba's name in b. above. Geoffrey P. Styles, a Director of Working Ventures, is a corporate director. Peter E. Verrege is the Canadian Representative of the International Union of Elevator Constructors, a labor union whose address is listed under Mr. Verrege's name in b. above.
    d.)  The response to this item is negative for all persons listed above.
    e.)  The response to this item is negative for all persons listed above.
    f.) Working Ventures is a Canadian corporation. All of the individual persons listed above are citizens of Canada.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The subject shares were acquired by Working Ventures pursuant to an Amalgamation Agreement dated as of August 29, 1996 ("Amalgamation Agreement") by and among Secure Computing Corporation ("Secure"), Edge Acquisition Inc., a wholly owned subsidiary of Secure ("Edge") and Border Network Technologies Inc. ("Border"), and, as contemplated thereby, the merger of Edge with and into Border (the "Merger"). In connection with the Merger, each outstanding share of Border's capital stock was converted into the right to receive 0.50 shares of Secure's Common Stock, par value $0.01 per share. Working Ventures owned shares of Border capital stock prior to the Merger. In addition, Adam Adamou, an employee of Working

Ventures, is a former director of Secure and owns vested options to purchase 6,250 shares of Secure Common Stock, which options are held by Working Ventures and, when exercised, Working Ventures will be the beneficial owner of the shares of Common Stock issued upon such exercise.


ITEM 4.  PURPOSE OF TRANSACTION

         Please see explanation set forth above with respect to Item 3 for the purposes of the acquisition of securities of the issuer. The answers to Item 4 are as follows:

(a) The reporting person sold 188,600 shares of the subject security on January 13, 1997. The reporting person intends to sell additional shares of the subject security from time to time.

(b) Inapplicable, except for the transaction described in Item 3 above, which was completed on August 29 1996.

(c)      Inapplicable

(d)      Inapplicable

(e)      Inapplicable

(f)      Inapplicable

(g)      Inapplicable

(h)      Inapplicable

(i)      Inapplicable

(j)      Inapplicable

(k)      Inapplicable


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Working Ventures beneficially owns 799,468 shares (including right to acquire 6,250) shares of the Common Stock of Secure, or 5.2% of the outstanding Common Stock of Secure.

         (b) Working Ventures has the sole power to vote and the sole dispositive power over 799,468 shares of Common Stock of Secure.

         (c) The reporting person sold 188,600 shares of the subject security on January 13, 1997 at an average per share price of $8.002 on the Nasdaq National Market through a broker-dealer.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject securities.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 25, 1997.                        Signature

                                       WORKING VENTURES CANADIAN FUND INC.

                                       By /s/ Susan M. Silma
                                          -----------------------------------

                                       Its General Counsel and Secretary
                                          --------------------------------